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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(FINAL AMENDMENT)

POLYMER GROUP, INC.
(Name of Subject Company (Issuer))

POLYMER GROUP, INC.
(Names of Filing Person (Issuer))

10% CONVERTIBLE SUBORDINATED NOTES DUE 2007
(Title of Class of Securities)

731745 AJ4
(CUSIP Number of Class of Securities)

Willis C. Moore, III
Chief Financial Officer
Polymer Group, Inc.
4055 Faber Place Drive, Suite 201
North Charleston, South Carolina 29405
(843) 329-5151
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

H. Kurt von Moltke, Esq.
Kirkland & Ellis LLP
Aon Building
200 East Randolph Drive
Chicago, Illinois 60601
(312) 861-2000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  Third-party tender offer subject to Rule 14d-1
  ☒
  Issuer tender offer subject to Rule 13e-4.
  ☐
  Going-private transaction subject to Rule 13e-3.
  ☐
  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        This Final Amendment to Schedule TO amends and supplements the Schedule TO originally filed on June 4, 2004, as amended on June 28, 2004, July 2, 2004 and July 9, 2004 including the exhibits thereto (as so amended, the "Schedule TO"), relating to the offer by Polymer Group, Inc., a Delaware corporation ("PGI"), to exchange (the "Exchange Offer") one share of 16% Series A Convertible Pay-in-kind Preferred Stock, par value $0.01 per share, of PGI (the "Convertible Preferred Stock") for (i) each $1,000 principal amount of 10% Convertible Subordinated Notes due 2007 (CUSIP No. 731745 AJ 4) (the "Convertible Notes") outstanding on June 4, 2004 and (ii) each $1,000 principal amount of Convertible Notes issued after June 4, 2004 as payment-in-kind interest payments pursuant to the terms of the indenture governing the Notes (the "PIK Notes," and together with the Convertible Notes, the "Exchange Offer Securities").

ITEMS 1 AND 4.

Items 1 and 4 of the Schedule TO are hereby amended and supplemented as follows:

        The Exchange Offer expired at 5:00 p.m., Eastern time, on Friday, July 9, 2004 (the "Expiration Date").

        Pursuant to the Exchange Offer, as of 5:00 p.m., Eastern time, on July 9, 2004, PGI accepted for exchange $10,083,000 in aggregate principal amount of Convertible Notes. In exchange for the Convertible Notes, PGI will issue an aggregate of 10,083 shares of Convertible Preferred Stock.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2004

POLYMER GROUP, INC.
By:	/s/ DENNIS NORMAN
Name:	Dennis Norman
Title:	V.P. Strategic Planning & Communication

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  ITEMS 1 AND 4.
SIGNATURE